Mail Stop 3561

July 27, 2006

Richard L. Chang, Chairman
Shine Media Acquisition Corp.
Rockefeller Center
1230 Avenue of the Americas, 7th Floor
New York, New York 10020

> **Re: Shine Media Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on**
> **Form S-1**
> **Filed on June 27, 2006**
> **File No. 333-127093**

Dear Mr. Chang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary

Dissolution and Liquidation if no business combination, page 7

1.   In the subsection "Dissolution and Liquidation if no business combination," please clearly disclose that the proceeds held in trust could be reduced if third parties bring claims against the company.

Risk Factors, page 11

2.   Please revise the risk factor, "We may choose to redeem…" to specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable.

3.   On page 15, we note the risk factor "Although we are required to use our best efforts…." Revise to clarify you have no obligation to settle the warrants or unit purchase options in the absence of an effective registration statement and that the warrants and unit purchase options can expire unexercised or unredeemed.

4.   We note that in your risk factor on page 15 you indicate that your warrants may not be exercisable into shares of common stock if a registration statement covering the warrant exercise is not in effect at the time. However, it would appear that the warrants which were privately placed to company insiders would continue to be exercisable into restricted securities despite the fact that the public shareholders are unable to exercise their warrants. Please add additional disclosure, including risk factor disclosure, addressing the different rights associated with the publicly held warrants as compared to the privately placed warrants and the warrants issued to the underwriters.

5.   Based on our review of your disclosures and underlying documents, it would appear that the ability to exercise the warrants will depend on the availability of a state exemption for the sale and that you do not undertake any responsibility to register these transactions in states beyond your initial filing. However, as there will be a secondary trading market in these warrants, it is conceivable that warrant holders may be in states where a registration statement will not be in effect – and accordingly, based on their state of residence, the rights associated with their warrant may vary. Please include a separate risk factor discussing the state registration requirements, including a statement clarify in which states you will register (and which you will not) and stating the likely effect that this will have on the warrant holder.

6.   We note your response to our prior comment 11 from our letter of June 9, 2006. It appears that the private placement was entered into after the company filed its registration statement. We believe that the public registration statement may have constituted general solicitation in offering the securities in the private placement. Consideration must be given to what disclosure and other changes need to be made to the registration statement to reflect the possible Section 5 violations. Please add disclosure regarding the company's possible Section 5 violations under the Securities Act of 1933 in the appropriate sections of the prospectus such as the risk factor section and the "Recent Sales of Unregistered Securities" section. We may have further comment.

Effecting a Business Combination, page 44

Plan of dissolution and liquidation if no business combination, page 48

7.   On page 49 and elsewhere in the document, you state your "Chief Executive
      Officer and Chief Financial Officer have agreed to indemnify us for all claims of
      vendors (which does not include, for example, third party creditors but does
      include accountants, lawyers …)" Please define third party creditors. Please
      provide the other types of vendors to whom the indemnification agreement would
      not apply. State whether the indemnification applies to target companies.

Warrants, page 67

8.   On page 68 you state that "[i]n no event will the registered holder of a warrant be
      entitled to receive a net-cash settlement in lieu of physical settlement in shares of
      common stock." Please revise to clarify that, in addition, the warrant holder
      would not be entitled to receive shares of common stock unless the transaction
      was registered – and accordingly, in some circumstances, the warrants may be
      worthless.

Financial Statements, page F-3

9.   Please note the updating requirements for the financial statements and related
      disclosures pursuant to Rule 3-12 of Regulation S-X.

Note 4 – Commitments and Contingencies, page F-10

10.   Please explain why you believe the volatility of an index that includes companies
      with market capitalizations in excess of $100 million provides a reasonable
      estimate of your company's volatility. Tell us whether you considered developing
      an estimate based on a basket of companies in your industry with relatively
      similar market capitalizations.

11.   In response to prior comment 21, you state the volatility for the representative
      companies was calculated using one year because volatility for some of the
      companies was only available for a year or less. You also state recent volatility
      data is likely to be more representative of future volatility. Please refer to
      guidance in paragraph A32(c) of SFAS 123R, which suggests using the expected
      contractual term of the option, or the longest period for which trading activity is
      available for each representative company. Limiting your analysis to a period of
      one year would appear to omit useful information and result in an estimate that
      would be less representative with respect to the instrument, which has a term of
      four years. Please revise to estimate volatility based on the four year contractual
      term.

12.   The amended warrant and unit purchase option agreements do not explicitly state you have no obligation to settle the instruments in the absence of an effective registration statement and that the warrants and option can expire unexercised and unredeemed. Please explain to us how you have considered this in evaluating the classification of the instruments under the guidance in EITF 00-19.

Exhibits

13.   Please consider revising the <u>warrant certificate</u> to explicitly state the warrant can expire unexercised or unredeemed and the company is under no obligation to cash settle.

14.   We note the statement in the legality opinion that "the foregoing opinions are qualified to the extent that … (g) our opinions are based upon a review only of those laws, statues, rules, ordinances and regulations which, in our experience, a lawyer who is a member of the bar of the State of New York exercising customary professional diligence would reasonably recognize as being applicable to the type of transactions contemplated by the Underwriting Agreement." It is inappropriate to qualify the opinion as to jurisdiction in this manner. Please revise the opinion to remove such qualification.

15.   We note your response to our prior comment 23 in our letter of June 9, 2006 and reissue in part our prior comment. Please revise your legality opinion to opine on whether the warrants and option are binding obligations under the <u>state contract law governing the warrants and option agreements</u>.

16.   In exhibit 10.1, we note the statement that "[t]he foregoing section is not for the benefit of any third party creditors of the Company." Please explain this statement in more detail, such as whether the foregoing section is not intended to create any third party beneficiary contract rights in favor of any creditors of the company.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have questions regarding the financial statements and related matters. Please contact Ronald Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
        Fax (212) 407-4990